

February 11, 2011

Mr. Steven R. Fox
President and Chief Financial Officer
Stalar 2, Inc.
317 Madison Ave., Suite 1520
New York, New York 10017

> **Re:** **Stalar 2, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 28, 2010**
> **File No. 000-52972**

Dear Mr. Fox:

We issued comments to you on the above letter on January 7, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 28, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services